Exhibit 99.1

Rosetta Genomics Announces Shareholder Approval of Merger with Genoptix

PHILADELPHIA, PA and REHOVOT, ISRAEL / ACCESSWIRE / April 26, 2018 / Rosetta Genomics Ltd. (the “Company”) (NASDAQ: ROSG) today announced that its shareholders approved a proposed merger with a subsidiary of Genoptix, Inc. (“Genoptix”) at an extraordinary general meeting of shareholders.

The completion of the merger will be on or about May 27, 2018, subject to satisfaction of customary closing conditions. Israeli law requires a period of 30 days after shareholder approval for a merger to be completed. At the closing, Rosetta will become a privately held company owned by Genoptix and its shares will cease to trade.

Within five business days following the closing, the payment agent to be engaged for such purpose will provide instructions to each holder of record of Ordinary Shares of Rosetta which will explain how to surrender share certificates. Each shareholder will receive cash for his, her or its shares from the payment agent after complying with these instructions. If your Ordinary Shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to affect the surrender of the “street name” shares and receive cash for those shares.

YOU SHOULD NOT FORWARD YOUR SHARE CERTIFICATES TO THE PAYMENT AGENT WITHOUT A LETTER OF TRANSMITTAL.

About Rosetta Genomics

Rosetta is pioneering the field of molecular diagnostics by offering rapid and accurate diagnostic information that enables physicians to make more timely and informed treatment decisions to improve patient care. Rosetta has developed a portfolio of unique diagnostic solutions for oncologists, endocrinologists, cytopathologists and other specialists to help them deliver better care to their patients. RosettaGX Reveal™, a Thyroid microRNA Classifier for classifying indeterminate thyroid nodules, as well as the full RosettaGX® portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA-based CAP-accredited, CLIA-certified lab.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects containing the words “expect,” “believe,” “will,” “may,” “should,” “project,” “estimate,” “anticipated,” “scheduled,” and like expressions, and the negative thereof, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These forward-looking statements represent expectations of Rosetta as of the date of this press release. Subsequent events may cause these expectations to change, and Rosetta disclaims any obligation to update the forward-looking statements in the future except as may otherwise be required by the federal securities laws. Rosetta may not be able to complete the proposed transactions on the terms set forth in the merger agreement or other acceptable terms or at all. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the failure to satisfy applicable closing conditions, (3) risks related to disruption of management's attention from Rosetta's on-going business operations due to the pending transaction, (4) the effect of the announcement of the pending transactions on the ability of Rosetta to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and businesses generally and (5) risks that the actual purchase price per share could differ from our estimate because the actual amount of payments for outstanding debt, convertible debentures, warrant termination payments, professional fees, expenses and other items could differ from Rosetta's assumptions. Further information on potential factors that could affect actual results is included in Rosetta's reports filed with the U.S. Securities and Exchange Commission (the "SEC").

Rosetta Genomics Investor Contact:

Ron Kalfus

ronk@rosettagx.com

(949) 587-7522

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